Exhibit 1

Westpac Banking Corporation ABN 33 007 457 141
Level 20, 275 Kent Street Sydney NSW 2000 www.westpac.com.au

Dear Shareholder

I invite you as a shareholder of Westpac Banking Corporation (Westpac) to attend the Annual General Meeting (AGM) on Thursday, 11 December 2008, which will be held in the Parkside Auditorium, Level 1, at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney. The AGM is scheduled to commence at 10.30 am.

The AGM will also be transmitted live to an information meeting in Melbourne, to be held in The Grand Ballroom, Level 1 at the Sofitel Melbourne On Collins, 25 Collins Street, Melbourne. At the information meeting you will be able to observe the AGM proceedings and ask questions but you will not be able to vote. Details regarding the two venues are contained in the attached notice of meeting. Further, the AGM will be webcast live via Westpac’s website at www.westpac.com.au/investorcentre and include Auslan (Australian Sign Language) coverage of the proceedings.

The Chief Executive Officer, Gail Kelly, and I will discuss Westpac’s performance during the year to 30 September 2008 at the AGM. I refer you to Westpac’s 2008 Annual Review and 2008 Annual Report, available on Westpac’s website or enclosed in this mailing, if you elected to receive either of them. Our speeches will also be available on Westpac’s website as Podcast files.

The AGM will also cover the ordinary business items listed in the Notice of Meeting and I will endeavour to address the most frequently asked questions raised by shareholders.

If you are a holder of Westpac ordinary shares and unable to attend the AGM or if you are attending the information meeting in Melbourne, please appoint a proxy to attend and vote on your behalf, either using the enclosed proxy form or online via Westpac’s share registry’s website at www.linkmarketservices.com.au

If you plan to attend the AGM, please bring the enclosed proxy form to facilitate your registration, which will commence at 9:30am.

I also welcome the holders of Westpac Stapled Preferred Securities (Westpac SPS) to attend and speak at the AGM. However, you are not entitled to vote on any of the proposed resolutions in accordance with the terms of the Westpac SPS.

Shareholders are invited to join the Board and the Executive Officers for light refreshments at the conclusion of the meeting.

Yours sincerely

Ted Evans AC

Chairman

6 November 2008

Notice of Annual General Meeting

Westpac Banking Corporation (ABN 33 007 457 141) (Westpac) will hold its 2008 Annual General Meeting (AGM) in the Parkside Auditorium, Level 1, at the Sydney Convention and Exhibition Centre, Darling Drive, Darling Harbour, Sydney, on Thursday, 11 December 2008 at 10.30am (Sydney time). Registration will open at 9.30am. An information meeting will be held simultaneously in The Grand Ballroom, Level 1 at the Sofitel Melbourne On Collins, 25 Collins Street, Melbourne.

Ordinary Business

1. Annual Reports

To consider and receive the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 September 2008.

2. Remuneration Report

To adopt the Remuneration Report for the year ended 30 September 2008.

3. Election of Directors

To consider and, if thought fit, pass the following as ordinary resolutions.

(a)          “That Elizabeth Blomfield Bryan be re-elected as a Director of Westpac”.

(b)         “That Carolyn Judith Hewson be re-elected as a Director of Westpac”.

(c)          “That Lindsay Philip Maxsted be elected as a Director of Westpac”.

If the proposed merger between Westpac and St.George Bank Limited (St.George) is implemented before the AGM in accordance with the Merger Implementation Agreement dated 8 September 2008, to consider and, if thought fit, pass the following as ordinary resolutions.

(d)         “That John Simon Curtis be elected as a Director of Westpac”.

(e)          “That Peter John Oswin Hawkins be elected as a Director of Westpac”.

(f)            “That Graham John Reaney be elected as a Director of Westpac.”

Information about the candidates seeking election is in the Explanatory Memorandum.

4. Non-Executive Directors’ Remuneration

If the proposed merger between Westpac and St.George is implemented in accordance with the Merger Implementation Agreement dated 8 September 2008, to consider and, if thought fit, pass the following as an ordinary resolution.

“That the maximum aggregate amount of annual remuneration that may be paid to Non-Executive Directors be increased by $1.5 million, from $3 million to $4.5 million, with effect from the merger implementation date.”

By order of the Board of Directors

Richard Willcock

Secretary

Sydney, 6 November 2008

Notes

These Notes and the following Explanatory Memorandum form part of the Notice of Meeting.

Proxies and voting

The following notes are provided for holders of Westpac ordinary shares. Holders of Westpac Stapled Preferred Securities (Westpac SPS) may attend and speak at the AGM, but are not entitled to vote on any of the proposed resolutions.

Entitlement to attend and vote

The Board has determined that the registered holders of Westpac’s ordinary shares at 7.00pm (Sydney time) on Tuesday, 9 December 2008 will be taken to be holders of ordinary shares for the purposes of this meeting and accordingly, will be entitled to attend and vote at the AGM.

Proxy votes

Ordinary shareholders can vote in person at the AGM or appoint a proxy or, where that shareholder is entitled to two or more votes, two proxies. Where two proxies are appointed, the appointments may specify the number or proportion of votes to be exercised by each proxy. If no number or proportion of votes is specified in the appointments, each proxy may (disregarding fractions) exercise one half of that shareholder’s votes.

A proxy need not be a shareholder.

If you expect to attend the information meeting in Melbourne and wish to vote, you should appoint a proxy as you will not be able to vote at the information meeting.

For a proxy vote to be effective, a valid Proxy Form (together with the original or a certified copy of the power of attorney or other authority under which the proxy is signed) must be received by Link Market Services Limited (Link Market Services) at Locked Bag A6015, Sydney South, NSW 1235 or by facsimile to (02) 9287 0309 in Australia or (+612) 9287 0309 outside Australia by 10.30am (Sydney time) on Tuesday, 9 December 2008. A return envelope has been enclosed. Instructions on how to complete the Proxy Form are attached to the Proxy Form.

If you would prefer to submit the appointment of your proxy electronically, visit Link Market Services website (www.linkmarketservices.com.au) and follow the prompts and instructions. You will need to input your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), which is shown on the proxy form, as well as your surname (or company name) and postcode. You must submit the appointment of your proxy so that it is received by 10.30am (Sydney time) on Tuesday, 9 December 2008.

Undirected Proxies

Where permitted, the Chairman of the AGM intends to vote undirected proxies in favour of all items.

Corporate representative

A corporation which is a shareholder, or which has been appointed a proxy, may appoint an individual to act as a representative to vote at the AGM. The appointment must comply with section 250D of the Corporations Act 2001 (Cth) (Corporations Act). The representative should bring to the AGM evidence of his or her appointment unless it has previously been provided to Link Market Services.

Resolutions

An ordinary resolution is one which, to be passed, requires at least a simple majority of the votes cast by shareholders entitled to vote on the resolution to vote in favour.

It is intended that voting on each of the proposed resolutions will be by show of hands.

Voting Exclusion Statement

As required by the Listing Rules of the Australian Securities Exchange (ASX), Westpac will disregard any votes cast on the resolution in Item 4 by any Director and any associate of the Directors. However, Westpac will not disregard a vote if it is cast by:

•                  a Director as a proxy for a person who is entitled to vote, in accordance with the directions of the proxy form; or

•                  the Chairman of the AGM as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Questions from Shareholders

To provide an opportunity to ask questions of the Board, Westpac is offering the facility for ordinary and Westpac SPS shareholders to submit questions in advance of the AGM. Questions should relate to matters that are relevant to the AGM, such as the financial and remuneration reports, the resolutions being put to the meeting, the performance of Westpac and questions of the auditor. Time limitations will not allow all submitted questions to be addressed so the Chairman will endeavour to respond to the most frequently asked questions.

Questions may be submitted on the “AGM Questions from Shareholders” form enclosed and returned in the envelope supplied to Link Market Services or they can be submitted online via Link Market Services’ website at www.linkmarketservices.com.au

Explanatory Memorandum on Items of Business

Item 1:             Annual Reports

The Financial Report, the Directors’ Report and the Auditor’s Report for the year ended 30 September 2008 will be laid before the AGM.

Shareholders will have the opportunity to raise questions about these reports at the AGM, although, in accordance with the Corporations Act and Westpac’s Constitution (the Constitution), there is no need for shareholders to vote on, approve or adopt those reports.

Item 2:             Remuneration Report

The Remuneration Report for the year ended 30 September 2008 contains:

•                  the remuneration policy for Westpac;

•                  a highlight of the link between pay and corporate performance; and

•                  a report on the remuneration arrangements in place for the CEO and certain senior management and Non-Executive Directors.

A copy of the Remuneration Report, which is contained within the 2008 Annual Report, is available on the Westpac website at www.westpac.com.au/investorcentre.

Shareholders will have an opportunity to ask questions and make comments about the Remuneration Report at the AGM. Ordinary shareholders will be asked to vote on a resolution to adopt the Remuneration Report at the AGM. Under the Corporations Act, the vote on the resolution is advisory only and does not bind the Board or Westpac. However, the Board will take the outcome of the vote into consideration when reviewing the remuneration policy for Directors and executives in the future.

The Board recommends shareholders vote in favour of the resolution in Item 2.

Item 3:             Election of Directors

Ms Bryan and Ms Hewson retire by rotation at the AGM in accordance with Articles 9.2 and 9.3 of the Constitution and offer themselves for re-election.

The Board has adopted a maximum tenure policy for Non-Executive Directors of the longer of three consecutive terms or nine years. Neither Ms Bryan nor Ms Hewson have reached the specified limits.

Mr Maxsted was appointed after the last AGM on 1 March 2008 as a casual vacancy under Article 9.6 of the Constitution. Mr Maxsted offers himself for election.

If the proposed merger between Westpac and St.George is implemented before the AGM then in accordance with the Merger Implementation Agreement between Westpac and St.George dated 8 September 2008 (MIA), Mr Curtis, Mr Hawkins and Mr Reaney will be appointed to the Board as casual vacancies under Article 9.6 of the Constitution. Mr Curtis, Mr Hawkins and Mr Reaney will hold office until the conclusion of the AGM but offer themselves for election at the AGM.

The appointment of Mr Curtis, Mr Hawkins and Mr Reaney is under clause 6.5(b) and (c) of the MIA which requires that on the implementation date of the scheme of arrangement to effect the merger of Westpac and St.George (scheme), three current directors of St.George as agreed by Westpac will be appointed to the Westpac Board and, among those three directors, the current Chairman of St.George, Mr Curtis, will be appointed as Deputy Chairman of Westpac. The implementation date of the scheme is currently expected to be 1 December 2008. Implementation is subject to St.George shareholders voting in favour of Westpac acquiring all of St.George shares via the scheme and the court granting an order to approve the scheme.

There are no other candidates.

Item 3(a):                         Elizabeth Blomfield Bryan BA (Econ.), MA (Econ.)

Ms Bryan has been a Director of Westpac since 6 November 2006. Ms Bryan is Chairman of each of Caltex Australia Limited and UniSuper Limited and Director of the Australian Institute of Company Directors and Westpac New Zealand Limited.

Ms Bryan is a Member of each of the Board Audit Committee, Board Risk Management Committee and Board Sustainability Committees.

Ms Bryan has over 30 years experience in the financial services industry, government policy and administration, and on the boards of companies and statutory organisations.

Prior to becoming a professional director she served for six years as Managing Director of Deutsche Asset Management and its predecessor organisation, NSW State Superannuation Investment and Management Corporation.

Ms Bryan’s only directorship of other listed entities in the past three years has been Ridley Corporation Limited.

Other than as disclosed in the 2008 Annual Report, Ms Bryan has no relationships with either Westpac or the Directors of Westpac.

Following a peer review, the other Directors recommend that shareholders vote in favour of Ms Bryan’s reelection to the Board.

Item 3(b):                         Carolyn Judith Hewson BEc (Hons.), MA (Econ.)

Ms Hewson has been a Director of Westpac since February 2003. Ms Hewson is a Director of AGL Energy Limited and BT Investment Management Limited, and holds Board and advisory roles with the Royal Humane Society, Nanosonics Limited, the Australian Charities Fund and is patron of The Neurosurgical Research Foundation.

Ms Hewson is Chair of the Board Risk Management Committee and a Member of each of the Board Audit Committee, Board Remuneration and Board Nominations Committees.

Ms Hewson has had over 25 years experience in the finance sector and was an Executive Director of Schroders Australia Limited between 1989 and 1995.

Ms Hewson’s only directorship of other listed entities in the past three years, other than BT Investment Management Ltd, has been the Australian Gaslight Company.

Other than as disclosed in the 2008 Annual Report, Ms Hewson has no relationships with either Westpac or the Directors of Westpac.

Following a peer review, the other Directors recommend that shareholders vote in favour of Ms Hewson’s re-election to the Board.

Item 3(c):                         Lindsay Philip Maxsted Dip.Bus. (Gordon), FCA

Mr Maxsted has been a Director of Westpac since 1 March 2008. Mr Maxsted is a Director of each of Transurban Group and Baker Heart Research Institute, Chairman of VicRacing Pty Ltd and Managing Director of Align Capital Pty Ltd.

Mr Maxsted is Chair of the Board Audit Committee and a Member of each of the Board Risk Management and Board Nominations Committees.

Mr Maxsted was the CEO of KPMG from 1 January 2001 to 31 December 2007. He was also on the Board of the Public Transport Corporation, Victoria from December 1995 and was appointed its Chairman on 1 January 1997.

Mr Maxsted has not held directorships of other listed entities in the past three years, other than his directorship of Transurban Group referred to above.

Other than as disclosed in the 2008 Annual Report, Mr Maxsted has no relationships with either Westpac or the Directors of Westpac.

The other Directors recommend that shareholders vote in favour of Mr Maxsted’s election to the Board.

Item 3(d):                         John Simon Curtis BA LLB (Hons.)

Mr Curtis has been appointed as a Director and Deputy Chairman of Westpac effective on and from 1 December 2008, subject to completion of the merger of St.George with Westpac. Mr Curtis is currently Chairman of St.George and Allianz Australia Limited. He is also the Chairman of Merrill Lynch Australia Advisory Board and a member of the Merrill Lynch Inc International Advisory Council.

For the past 21 years he has been a professional company director and has been Chairman and Director of a wide variety of Public Companies, Government Entities and Foreign Corporations. In more recent times he has been largely involved in the Financial Services Sector with his current appointments as set out above and former appointments including Perpetual Limited and First Data Corporation in Australia.

Prior to 1987, Mr Curtis was a main board director of Wormald International Limited and was responsible for its operations in Australia, Europe, Asia and the Americas. During part of that time he was Chairman of the National Building and Construction Council, the peak Industry body.

Mr Curtis is also Chairman of the University of Technology Sydney Faculty of Business Executive Council and is a Board member of the Sydney Symphony Orchestra Ltd. He is also an Adviser to Open Family in Sydney, which assists homeless children.

The other Directors recommend that shareholders vote in favour of Mr Curtis’ election to the Board.

Item 3(e):                         Peter John Oswin Hawkins BCA (Hons.) FAICD SFFin FAIM ACA (NZ)

Mr Hawkins has been appointed as a Director of Westpac effective on and from 1 December 2008, subject to completion of the merger of St.George with Westpac. Mr Hawkins is currently a Director of St.George, having been appointed in April 2007. His career in the banking and financial services industry spans over 36 years in Australia and overseas at both the highest levels of management and directorship of major organisations.

He is currently a director of Visa Inc., Mirvac Limited Group, Liberty Financial Pty Limited, Treasury Corporation of Victoria, Clayton Utz and The Camberwell Grammar School.

He held various senior management and directorship positions with Australia and New Zealand Banking Group Limited from 1971 to 2005 and was also a director of BHP (NZ) Steel Limited from 1990 to 1991, ING Australia Limited from 2002 to 2005 and Esanda Finance Corporation from 2002 to 2005.

The other Directors recommend that shareholders vote in favour of Mr Hawkins’ election to the Board.

Item 3(f):                           Graham John Reaney BComm CPA

Mr Reaney has been appointed as a Director of Westpac effective on and from 1 December 2008, subject to completion of the merger of St.George with Westpac. He is currently a Director of St.George, having been appointed in November 1996, and is also a member of the BankSA Advisory Board.

Mr Reaney is Chairman of PMP Limited and a director of AGL Energy Limited.

Mr Reaney’s business experience spans 30 years, during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions included Managing Director of Industrial Equity Limited. During his career Mr Reaney has gained extensive experience both in Australia and overseas in a broad range of industries including mining and mining services, energy, food, rural, fast moving consumer goods, and financial services.

The other Directors recommend that shareholders vote in favour of Mr Reaney’s election to the Board.

Item 4:             Non-Executive Directors’ Remuneration

If the merger with St.George is implemented, shareholder approval is sought to increase the annual aggregate Non-Executive Directors’ remuneration (fee pool) by $1.5 million, from $3 million, to a maximum of $4.5 million. It is proposed this annual maximum sum be effective from the merger implementation date.

As discussed above in relation to Item 3, if the proposed merger is implemented, Westpac will appoint three current directors of St.George to the Westpac Board. The current Chairman of St.George, Mr Curtis, will be one of those three directors who are appointed and he will also be appointed as the Deputy Chairman of the Westpac Board. The number of Non-Executive Directors on the Board will be increased by 50%, from six to nine.

The Remuneration Report for the year ended 30 September 2008 disclosed that approximately 72% of the fee pool was utilised, without taking into account the additional three Directors (including a Deputy Chairman).

Accordingly, an increase to the fee pool is a consequence of the additional appointments. An increase in the fee pool to $4.5 million represents an increase of 50% and is expected to provide scope for Westpac to manage Non-Executive Directors fees for two years, including additional appointments that might be made over that period.

An increase in the fee pool was last approved by shareholders at the 2006 AGM. The Board believes that the proposed increase is consistent with the approach of seeking prudent increases in the Non-executive Directors’ fee pool limit, on an incremental and more frequent basis, taking into account the increase in the size of the Board that will occur if the St.George merger is implemented.

When reviewing Non-Executive Directors’ fees, the Board seeks the advice of independent remuneration consultants for the purpose of confirming that Westpac’s approach is appropriate having regard to market practice.

The remuneration of Non Executive Directors for the year ended 30 September 2008 is detailed in the Remuneration Report.

The Directors wish to abstain from making a recommendation in relation to the resolution in Item 4.

How to get to the AGM in Sydney

Location	Parkside Auditorium
Level 1, Parkside
Sydney Convention and Exhibition Centre
Darling Drive, Darling Harbour, Sydney NSW 2009

The Sydney Convention and Exhibition Centre is approximately fifteen minutes walk from Sydney’s city centre and within walking distance of accommodation within the Darling Harbour area.

Mobility impaired access: All entrances have ramp access, then via the lifts to Level 1. There is direct access from the Convention and Exhibition Centre’s car park via lifts located at the far eastern corner of Section 5 of the Car Park.

Transport

•                  By Westpac courtesy buses: Buses will leave from Bathurst Street (just before it meets George Street, next to St. Andrews Cathedral) at Town Hall Station and return to Town Hall Station after the meeting. The first bus will leave at 9.15am. Buses will then leave from here approximately every 10 minutes until 10.00am. All buses will have a Westpac sign on the front windscreen and Westpac staff will be at the courtesy bus stop to help and direct you.

•                  By train: The closest train stations to the Sydney Convention and Exhibition Centre are Town Hall and Central Stations.

•                  By monorail and light rail: Both provide a link between Darling Harbour and the city centre.

•                  By bus: The 443 bus service runs between Darling Harbour and the city. For information regarding timetables and alternative services, visit the State Transit website at www.131500.com.au or call 131 500.

•                  By car: The Sydney Convention and Exhibition Centre car park, which is located off Darling Drive, underneath the Centre’s five exhibition halls, provides parking at public rates. The car park has direct access to the venue.

How to get to the Information meeting in Melbourne

Location	The Grand Ballroom
Level 1, Sofitel Melbourne on Collins
25 Collins Street, Melbourne Vic 3000

Mobility impaired access: There is lift access to the promenade (Level 1) from the Sofitel Melbourne On Collins driveway.

Transport

•                  By train – The nearest train station is Parliament Station located around the corner on Spring Street.

•                  By car – The Sofitel Melbourne On Collins driveway is accessible from Collins Street and valet parking is available for a fee. Alternatively, a Wilson public car park is located underneath the hotel and has direct lift access to Level One of the hotel.

Accessibility for the AGM and information meeting

Westpac is committed to providing access to information for all shareholders. The following accessibility features will be available at both the Sydney and Melbourne venues:

•                  level access for people with mobility impairment;

•                  Auslan (Australian Sign Language);

•                  a hearing loop for people who have difficulty hearing; and

•                  assistance if required for people with vision impairment.

If you need any further information regarding the AGM, please contact Link Market Services on 1800 804 255 (toll free in Australia), or from outside Australia on + 612 8280 7070.

NOM2007(11/07)